Exhibit 99.1

YAMANA BEGINS OPERATIONS AT THE MERCEDES MINE IN MEXICO

TORONTO, ONTARIO, November 18, 2011 - YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) (“Yamana” or “the Company”)  is pleased to announce that it has started operations at its Mercedes mine.  The Mercedes mine, located in Sonora, Mexico, is Yamana’s newest mine and represents the first of a number of new mines to begin production into 2013.

With mine development and plant commissioning well advanced, and a sufficient stockpile having been created during the mine development period, a first gold pour occurred, which marks the formal start-up of production at the mine. The Company has been working on the commissioning of various components of the operation since October. The Company announced in August that it was six months ahead of schedule and would be starting operations by the end of year instead of the middle of 2012. With further progress and advancements, the Company is again ahead of schedule with start-up occurring well before year end.

To date, there have been over 11,000 metres of underground development completed, including the start of development of the Barrancas zone, which includes the higher grade Lagunas Norte vein, one of the newest discoveries at the mine, which was not included in the original mine plan and represents a significant opportunity to increase production.

Mining is at a rate consistent with the original plan and the plant is ramping up to the rate of 1500 tonnes per day as contemplated in the feasibility study.

During the mine development period, 114,000 tonnes of ore were stockpiled with an average gold grade of 7.84 g/t and 114.9 g/t of silver which represents approximately 30,000 gold equivalent ounces (GEO)(1)  in stockpile.

Production is initially planned at 120,000 GEO per year although the Company is evaluating the potential to increase throughput to 1800 tonnes per day through modest plant modifications and optimizations.  With increased plant capacity along with the additional ore from Barrancas, and as accelerated underground development work advances during 2012, the Company expects production to increase to over 130,000 GEOs in 2013.

An updated mineral reserves and resources statement for Mercedes is expected in February which will reflect the new ounces from the additional vein structures in the Barrancas zone, and the more recently discovered Diluvio zone of the Lupita vein structure.  Commercial production is expected in the second quarter of 2012.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge Vice President, Corporate Communications and Investor Relations 416-945-7362 1-888-809-0925 lisa.doddridge@yamana.com	Linda Armstrong Director, Investor Relations 416-945-7357 1-888-809-0925 linda.armstrong@yamana.com www.yamana.com
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risk related to non-core mine dispositions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2010 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

1.	GEO includes silver at a ratio of 150:1 accounting for the silver recovery relative to gold.